FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


BIACORE ANNOUNCES SENIOR MANAGEMENT CHANGE

Uppsala, Sweden, November 16, 2004.

Biacore International AB (Biacore) announces today that, with regret, it has accepted the resignation of Paul James, Senior Vice President of Commercial Operations. Paul's unexpected decision to resign from Biacore is due to personal family reasons.

Biacore has initiated the search for a new Senior Vice President of Commercial Operations, a position that combines global responsibility for sales, product management and marketing. The Company anticipates appointing an experienced individual with strong commercial knowledge of the global life science sector to this position in the early part of 2005. Until a new appointment is made Erik Wallden, Biacore's President and CEO will assume direct responsibility of all of the Company's commercial operations.

Erik Wallden, Biacore's President and CEO said: "I would like to thank Paul for his contribution to Biacore, particularly the important role he played in the recent Strategic Business Review and his rebuilding of our sales capability in Europe. Looking ahead, I believe that the recent changes that we have made to the Company's strategy, management and operational structure have put us in an excellent position to move forward. I am confident that with the strong team that we already have in place, allied to the planned recruitment of a new senior commercial professional, we will achieve our goals of returning to profitability in 2005."

About Biacore

Biacore is a global supplier of analytical systems that improve the productivity of research and development in the life science and pharmaceutical markets. The company's instruments generate unique data on protein interactions, an area of increasing focus in these markets. The data give insights into protein functionality, the role of proteins in normal and diseased states, and the influence of potential drug candidates.

Use of Biacore products is well documented in key areas such as antibody characterization, proteomics, lead optimization and bio-therapeutic development and production. Customers include world-renowned life science research centers, all of the leading global pharmaceutical companies and a large number of companies in the emerging biotechnology sector. Biacore is successfully expanding into the food analysis market, providing key manufacturers with ready-to-use solutions for the determination of food quality and safety.

The company offers a range of products to meet specific customer needs. All instruments utilize Surface Plasmon Resonance (SPR) technology as the basis for detection and monitoring of protein interactions.

Biacore has its own direct sales capability in the world's key markets, United States, Europe, Japan, Australia and a distribution network in Asia-Pacific. The company was created in 1984, is based in Uppsala, Sweden, and is listed on the Stockholm Stock Exchange www.stockholmsborsen.se (SSE:BCOR).

Further information on Biacore can be found on the web: www.biacore.com.


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 8, 2004
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer